# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Traws Pharma, Inc., CIK 0001130598
CUSIP: 68232V884
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 12 PENNS TRAIL, NEWTOWN, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 09/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002050709

## Reporting persons
- Squadron Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 372,374; sole dispositive power 0; shared dispositive power 372,374; aggregate amount beneficially owned 372,374 (5.3% of the class)
- Squadron Capital Management LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 420,501; sole dispositive power 0; shared dispositive power 420,501; aggregate amount beneficially owned 420,501 (6% of the class)
- Matthew Sesterhenn: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 420,501; sole dispositive power 0; shared dispositive power 420,501; aggregate amount beneficially owned 420,501 (6% of the class)
- William Blank: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 420,501; sole dispositive power 0; shared dispositive power 420,501; aggregate amount beneficially owned 420,501 (6% of the class)

## Item 1. Issuer
Name of issuer: Traws Pharma, Inc.
Address of issuer's principal executive offices: 12 PENNS TRAIL, NEWTOWN, PENNSYLVANIA, 18940.

## Item 2. Person Filing
Name of person filing:
Squadron Master Fund LP

Squadron Capital Management, LLC

Matthew Sesterhenn

William Blank
Address of principal business office or, if none, residence:
Squadron Master Fund LP
c/o Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559

Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559

Matthew Sesterhenn
c/o Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559

William Blank
c/o Squadron Capital Management, LLC
999 Oakmont Plaza Drive, Suite 600
Westmont, IL 60559
Citizenship:
Squadron Master Fund LP - Delaware

Squadron Capital Management, LLC - Delaware

Matthew Sesterhenn - United States

William Blank - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Squadron Capital Management, LLC is an investment adviser that is registered as an Exempt Reporting Adviser with the Securities and Exchange Commission. Squadron Capital Management, LLC, which serves as investment adviser to private funds, including but not limited to Squadron Master Fund LP (collectively, the "Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Sesterhenn and Mr. Blank, as Partners of Squadron Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Squadron Capital Management, LLC and Mr. Sesterhenn and Mr. Blank expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Squadron Capital Management, LLC or Mr. Sesterhenn and Mr. Blank are the beneficial owner of any of the securities reported herein.

Squadron Master Fund LP - 372,374 shares

Squadron Capital Management, LLC - 420,501 shares

Matthew Sesterhenn - 420,501 shares

William Blank - 420,501 shares
Percent of class:
Ownership percentage is based on 7,063,829 shares of common stock, par value $0.01 per share, outstanding as of August 12, 2025, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025.

Squadron Master Fund LP - 5.3%

Squadron Capital Management, LLC - 6.0%

Matthew Sesterhenn - 6.0%

William Blank - 6.0%
Sole power to vote or to direct the vote:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

Matthew Sesterhenn - 0

William Blank - 0
Shared power to vote or to direct the vote:
Squadron Master Fund LP - 372,374 shares

Squadron Capital Management, LLC - 420,501 shares

Matthew Sesterhenn - 420,501 shares

William Blank - 420,501 shares
Sole power to dispose or to direct the disposition:
Squadron Master Fund LP - 0

Squadron Capital Management, LLC - 0

Matthew Sesterhenn - 0

William Blank - 0
Shared power to dispose or to direct the disposition:
Squadron Master Fund LP - 372,374 shares

Squadron Capital Management, LLC - 420,501 shares

Matthew Sesterhenn - 420,501 shares

William Blank - 420,501 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Notes above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Squadron Master Fund LP: /s/ Matthew Sesterhenn, Partner, Squadron Partners LLC, its General Partner (09/19/2025)
- Squadron Capital Management LLC: /s/ Matthew Sesterhenn, Partner (09/19/2025)
- Matthew Sesterhenn: /s/ Matthew Sesterhenn, Matthew Sesterhenn (09/19/2025)
- William Blank: /s/ William Blank, William Blank (09/19/2025)